Exhibit 99.2

Franco Nevada

The GOLD Investment that WORKS

2025 | SECOND QUARTER MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at August 8, 2025 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated interim financial statements and related notes as at and for the three and six months ended June 30, 2025 and 2024 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to the presentation of condensed interim financial statements, including IAS 34 Interim Financial Reporting.

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements which are available on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov. Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
4	Strategy
5	Selected financial information
6	Highlights
10	Guidance
10	Market overview
11	Revenue by asset
12	Review of quarterly financial performance
17	Review of year-to-date financial performance
22	Reversal of impairments of royalties, streams and working interests
22	General and administrative, share-based compensation expenses and Cobre Panama arbitration expenses
22	Other income and expenses
24	Summary of quarterly information
25	Balance sheet review
26	Liquidity and capital resources
32	Critical accounting policies and estimates
32	Outstanding share data
33	Internal control over financial reporting and disclosure controls and procedures
33	Gold equivalent ounces and net gold equivalent ounces
34	Non-GAAP financial measures
38	Cautionary statement on forward-looking information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounce	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"NGL"	Natural gas liquids	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz"	Ounce	"GORR"	Gross overriding royalty
"H2"	The six-month period ended December 31	"oz Au"	Ounce of gold	"FH"	Freehold or lessor royalty
"H1"	The six-month period ended June 30	"oz Ag"	Ounce of silver	"GMR"	Gross margin royalty
		"oz Pt"	Ounce of platinum	"NPI"	Net profits interest
		"oz Pd"	Ounce of palladium	"NRI"	Net royalty interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric	"WI"	Working interest
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com or our Form 40-F filed on EDGAR at www.sec.gov.

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the most diversified portfolio of cash-flow producing royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our Portfolio (at August 8, 2025)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	50	14	56	120
Advanced	32	7	—	39
Exploration	161	85	27	273
TOTAL	243	106	83	432

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Second Quarter 2025 Management’s Discussion and Analysis	3

Strategy

We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 17 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks. Creating successful long-term partnerships with operators is a core objective. The alignment and the natural flexibility of royalty and stream financing has made it an attractive source of capital for the cyclical resource sector. We also work to be a positive force in all our communities, providing a safe and diverse workplace, promoting responsible mining and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, profit-based royalty interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with no additional capital requirements other than the initial commitment, and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and to provide capital to the industry when it is otherwise scarce.

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial commitment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing capital to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In H1 2025, 84.3% of our revenue was earned from mining assets, of which 80.6% was earned from precious metals.

A strength of our business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In H1 2025, these interests accounted for 91.7% of our revenue. We also have WI, NPI, NRI and GMR royalties which are based on the margin or profit of the underlying operations.

Second Quarter 2025 Management’s Discussion and Analysis	4

Selected Financial Information

(in millions, except Average Gold Price, GEOs sold, Net GEOs sold,	For the three months ended		For the six months ended
Adjusted EBITDA Margin, Adjusted Net Income Margin,	June 30,		June 30,
per GEO amounts and per share amounts)	2025	2024	2025	2024

Statistical Measures
Average Gold Price	$3,279	$2,338	$3,071	$2,205
GEOs sold(1)	112,093	110,264	238,678	233,161
Net GEOs sold(1)	101,876	97,817	215,014	204,498

Statement of Comprehensive Income
Revenue	$369.4	$260.1	$737.8	$516.9
Costs of sales	33.5	29.1	72.0	62.7
Depletion and depreciation	64.0	52.9	132.4	111.1
Operating income	305.8	169.0	559.3	327.2
Net income	247.1	79.5	456.9	224.0
Basic earnings per share	$1.28	$0.41	$2.37	$1.17
Diluted earnings per share	$1.28	$0.41	$2.37	$1.16

Dividends declared per share	$0.38	$0.36	$0.76	$0.72
Dividends declared (including DRIP)	$72.9	$69.6	$146.3	$139.0
Weighted average shares outstanding	192.7	192.3	192.6	192.2

Non-GAAP Measures
Cash Costs(2)	$33.5	$29.1	$72.0	$62.7
Cash Costs(2) per GEO sold	$299	$264	$302	$269
Adjusted EBITDA(2)	$365.7	$221.9	$687.6	$438.0
Adjusted EBITDA(2) per share	$1.90	$1.15	$3.57	$2.28
Adjusted EBITDA Margin(2)	99.0%	85.3%	93.2%	84.7%
Adjusted Net Income(2)	$238.5	$144.9	$444.0	$280.8
Adjusted Net Income(2) per share	$1.24	$0.75	$2.31	$1.46
Adjusted Net Income Margin(2)	64.6%	55.7%	60.2%	54.3%

Statement of Cash Flows
Net cash provided by operating activities	$430.3	$194.3	$719.2	$372.9
Net cash used in investing activities	$(1,338.1)	$(36.7)	$(1,889.1)	$(227.2)
Net cash used in financing activities	$(66.1)	$(59.2)	$(132.9)	$(117.3)

	As at	As at
	June 30,	December 31,
(expressed in millions)	2025	2024
Statement of Financial Position
Cash and cash equivalents	$160.3	$1,451.3
Total assets	7,020.6	6,330.4
Deferred income tax liabilities	311.6	238.0
Total shareholders’ equity	6,602.0	5,996.6
Available capital(3)	1,111.9	2,433.6

1	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs sold and Net GEOs sold. Net GEOs sold are GEOs sold, net of direct operating costs, including for our stream GEOs, the associated ongoing cost per ounce.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Available capital comprises our cash and cash equivalents and the amount available to borrow under our $1.0 billion revolving credit facility (the “Corporate Revolver”) as referenced in the “Credit Facility” section of this MD&A.

Second Quarter 2025 Management’s Discussion and Analysis	5

Highlights

Financial Update – Q2 2025 compared to Q2 2024

●	$369.4 million in revenue (a new record), +42.0% from $260.1 million in Q2 2024;
●	112,093 GEOs sold, +1.7% from 110,264 GEOs in Q2 2024;
●	101,876 Net GEOs sold, +4.1% from 97,817 Net GEOs in Q2 2024;
●	Cash Costs of $299 per GEO sold, compared to $264 per GEO sold in Q2 2024;
●	$365.7 million, or $1.90 per share, of Adjusted EBITDA (new records), +64.8% and 65.2%, respectively, from $221.9 million, or $1.15 per share, in Q2 2024;
●	99.0% in Adjusted EBITDA Margin (a new record), compared to 85.3% in Q2 2024;
●	$247.1 million, or $1.28 per share, in net income (new records), +210.8% and +212.2%, respectively, from $79.5 million, or $0.41 per share, in Q2 2024;
●	$238.5 million, or $1.24 per share, in Adjusted Net Income (new records), +64.6% and +65.3%, respectively, from $144.9 million, or $0.75 per share, in Q2 2024;
●	64.6% in Adjusted Net Income Margin (a new record), compared to 55.7% in Q2 2024;
●	$430.3 million in net cash provided by operating activities (a new record), +121.5% from $194.3 million in Q2 2024;
●	$160.3 million in cash and cash equivalents as at June 30, 2025 (December 31, 2024 – $1,451.3 million);
●	$1.1 billion in available capital as at June 30, 2025 (December 31, 2024 – $2.4 billion).

Financial Update – H1 2025 compared to H1 2024

●	$737.8 million in revenue (a new record), +42.7% from $516.9 million in H1 2024;
●	238,678 GEOs sold, +2.4% from 233,161 GEOs in H1 2024;
●	215,014 Net GEOs sold, +5.1% from 204,498 GEOs in H1 2024;
●	Cash Costs of $302 per GEO sold, compared to $269 per GEO sold;
●	$687.6 million, or $3.57 per share, in Adjusted EBITDA (new records), +57.0% and +56.6%, respectively;
●	93.2% in Adjusted EBITDA Margin (a new record), compared to 84.7%;
●	$456.9 million, or $2.37 per share, in net income (new records), +104.0% and +102.6%, respectively;
●	$444.0 million, or $2.31 per share, in Adjusted Net Income (new records), +58.1% and +58.2%, respectively;
●	60.2% in Adjusted Net Income Margin (a new record), compared to 54.3%;
●	$719.2 million in net cash provided by operating activities (a new record), +92.9% compared to prior year.

Corporate Developments

Subsequent to June 30, 2025

Acquisition of Royalty on AngloGold Ashanti plc’s Arthur Gold Project – Nevada, U.S.

Subsequent to quarter-end, on July 23, 2025, we acquired, through a wholly-owned subsidiary, 1.0% NSR (of an existing 1.5% NSR) on AngloGold Ashanti plc’s (“AngloGold”) Arthur Gold Project (previously the Expanded Silicon Project) from Altius Minerals Corporation (“Altius”) for $250.0 million in cash, plus a contingent cash payment of $25.0 million. The contingent cash consideration is payable dependent upon the final award outcome of an ongoing arbitration process between Altius and AngloGold that confirms that the full extent of the royalty beyond the base area of interest is substantially consistent with that of Altius’ interpretation of a partial award of the arbitration tribunal, as disclosed by Altius in its news release dated January 10, 2025.

Pre-construction Funding of Cascabel Stream – Ecuador

Subsequent to quarter-end, on July 17, 2025, our wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), funded the second of three equal-sized payments in the amount of $23.3 million to SolGold plc (“SolGold”) for pre-construction activities of the Cascabel project. FNBC acquired the Cascabel stream from SolGold in July 2024 with Osisko Gold Royalties Ltd.’s subsidiary, Osisko Bermuda Limited (“Osisko”), on a 70%/30% basis. Subject to the achievement of certain conditions, FNBC will provide a total of $525.0 million and Osisko a total of $225.0 million for a total combined funding of $750.0 million.

Acquisition of Additional Royalty on Gold Quarry Mine – Nevada, U.S.

Subsequent to quarter-end, on July 11, 2025, through a wholly-owned subsidiary, we acquired from a third party an additional 1.62% NSR on Nevada Gold Mines LLC’s Gold Quarry mine for $10.5 million plus a $1.0 million contingent payment. As a result, Franco-Nevada now holds a combined 8.91% NSR based on production with an annual minimum payment amount tied to Mineral Reserves and stockpiles attributed to the royalty property. The contingent consideration is payable dependent upon the annual minimum payment.

Second Quarter 2025 Management’s Discussion and Analysis	6

For the six months ended June 30, 2025

Acquisition of Royalty on Côté Gold Mine – Ontario, Canada

On June 24, 2025, we acquired an existing royalty on the Côté Gold Mine in Ontario from a private third party for total cash consideration of $1,050.0 million. The royalty consists of a 7.5% gross margin royalty on the Côté Gold Mine. Royalty deductions include cash operating costs and exclude all capital, exploration, depreciation and other non-cash costs. The Côté Gold Mine is operated through an unincorporated joint venture by IAMGOLD Corporation (“IAMGOLD”) and is owned by IAMGOLD (70%) and Sumitomo Metal Mining Co. Ltd. (“Sumitomo”) (30%). IAMGOLD and Sumitomo hold an option, exercisable at their discretion, to buy down up to 50% of the royalty at Franco-Nevada’s attributable cost in two equal tranches of 25%. The cost to repurchase the tranches are as follows: (i) the initial 25% buydown option for an internal rate of return equal to the Secured Overnight Financing Rate (“SOFR”) plus 1.10%, exercisable within two years of closing, and (ii) the additional 25% buydown option cost for an internal rate of return equal to 10%, following exercise of the initial option, exercisable within three years of closing. Both 25% options are subject to a minimum such that the exercise price shall be the greater of the calculated value or 25% of Franco-Nevada’s Royalty purchase price ($262.5 million).

Financing Package with Discovery Silver Corp. on the Porcupine Complex – Ontario, Canada

On April 15, 2025, we completed a comprehensive financing transaction with Discovery Silver Corp. (“Discovery”) to support its acquisition of the Porcupine Complex located near Timmins, Ontario, from Newmont Corporation. The financing package includes: i) a 4.25% NSR, consisting of two tranches, for $300.0 million, on production from the Porcupine Complex, ii) a $100.0 million senior secured term loan (the “Discovery Term Loan”), and iii) $48.6 million (C$70.9 million) of equity participation. The financing package, totaling $448.6 million, provided Discovery with proceeds to acquire and fund a planned capital program for the Porcupine Complex.

Porcupine Royalty

The royalty on the Porcupine Complex consists of two tranches: (i) a 2.25% NSR in perpetuity on all minerals produced, and (ii) a 2.00% NSR on all minerals produced until the earlier of royalty payments on the tranche equivalent to 72,000 gold ounces or a cash payment equal to a pre-tax annual internal rate of return of 12% in reference to a $100.0 million attributable purchase price.

Discovery Term Loan

The Discovery Term Loan is a $100.0 million, 7-year term loan with an availability period of 2 years from closing. The loan will bear interest at a rate of 3-Month Secured Overnight Financing Rate (“3-Month SOFR”) +4.50% per annum. Amortization will begin after year 5 at 5% per quarter, with no restrictions on prepayment. The loan provides for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance by Discovery of 3,900,000 common share purchase warrants with an exercise price of C$0.95 per common share and an expiry date of April 15, 2028.

Discovery Common Shares

As part of Discovery’s public offering of subscription receipts of approximately $169.5 million (C$247.5 million) which closed on February 3, 2025, we purchased 78,833,333 subscription receipts at a price of C$0.90 per subscription receipt for an aggregate purchase price of $48.6 million (C$70.9 million). Upon closing of the acquisition of the Porcupine Complex by Discovery, the subscription receipts were automatically exchanged for common shares of Discovery. Franco-Nevada has agreed to a two-year lock-up period ending on April 15, 2027.

Acquisition of Precious Metals Stream on Sibanye Stillwater Limited’s Western Limb Mining Operations – South Africa

On February 28, 2025, our wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”) completed the acquisition of a precious metals stream (the “Western Limb Mining Operations Stream”) with reference to specific production from Sibanye Stillwater Limited’s (“Sibanye-Stillwater”) Marikana, Rustenburg and Kroondal mining operations (the “Stream Area”) in South Africa for a purchase price of $500.0 million. The Western Limb Mining Operations Stream is primarily comprised of a gold component for the life of mine (“LOM”) and a platinum component for approximately 25 years.

Key terms:

●	Gold stream deliveries to FNBC are initially based off the platinum, palladium, rhodium and gold (“4E PGM”) production from the Stream Area, according to the following schedule:
o	Gold ounces equal to 1.1% of 4E PGM ounces contained in concentrate until delivery of 87,500 ounces of gold, then
o	Gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate until total delivery of 237,000 ounces of gold, then
o	80% of gold contained in concentrate for the remaining LOM.
●	Platinum stream deliveries to FNBC are based on platinum production from the Western Limb Mining Operations Stream Area, according to the following schedule:
o	1.0% of platinum contained in concentrate until the delivery of 48,000 ounces of platinum, then
o	Step-up to 2.1% of platinum contained in concentrate until total delivery of 294,000 ounces of platinum, then
o	No further platinum deliveries.

Second Quarter 2025 Management’s Discussion and Analysis	7

Other terms include:

●	Gold and platinum ounces delivered will be subject to an ongoing payment of 5% of spot prices respectively to Sibanye-Stillwater. In the case of gold, the ongoing payment will increase to 10% following the delivery of 237,000 ounces of gold to FNBC.
●	Effective start date of the Western Limb Mining Operations Stream is September 1, 2024. First deliveries related to production from September 1, 2024 to December 31, 2024 were received in March 2025.

Pandora Royalty – South Africa

On February 28, 2025, Franco-Nevada and Sibanye-Stillwater converted Franco-Nevada’s 5% net profit interest on the Pandora property to a 1% net smelter return royalty. Sibanye-Stillwater’s Pandora property forms a portion of its Marikana operations and includes the currently operating E3 decline.

Acquisition of Royalty on Hayasa Metals Inc.’s Urasar Project – Armenia

On January 21, 2025, we acquired a 0.625% NSR covering all minerals produced from Hayasa Metals Inc.’s (“Hayasa”) Urasar gold-copper project in northern Armenia for $0.55 million, pursuant to a joint acquisition agreement with EMX Royalty Corporation (“EMX”).

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $2.8 million in Q2 2025 (Q2 2024 and H1 2024 – $5.3 million and $19.1 million, respectively). As at June 30, 2025, Franco-Nevada has remaining commitments of up to $41.9 million.

Credit Facility

As at June 30, 2025, there were no amounts drawn from our $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”). Subsequent to June 30, 2025, on July 22, 2025, we drew down $175.0 million from the Corporate Revolver to finance part of the acquisition of the royalty on the Arthur Gold Project, as referenced above.

There are also four standby letters of credit issued against the Corporate Revolver in relation to the audit by the CRA, totaling $48.4 million (C$66.0 million), as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver.

As at the date of this MD&A, the available balance on our Corporate Revolver is $776.6 million.

Dividends

In Q2 2025, we declared a quarterly dividend of $0.38 per share, compared to the dividend of $0.36 per share in Q2 2024. During the quarter, we paid total dividends of $72.9 million, of which $67.0 million was paid in cash and $5.9 million was settled in common shares under our Dividend Reinvestment Plan (the “DRIP”).

In H1 2025, we paid total dividends of $146.3 million, of which $137.2 million was paid in cash and $9.1 million was settled in common shares under our DRIP.

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on August 11, 2025 available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Cobre Panama Updates

Cobre Panama remains on preservation and safe management (“P&SM”) with production halted since November 2023. First Quantum Minerals Ltd. (“First Quantum”) has been working with the Government of Panama (the “GOP”) and the Ministry of Commerce and Industry (the “MICI”) to implement a plan that would allow for the execution of environmental and asset integrity measures during the P&SM phase of Cobre Panama (the “P&SM Plan”).

On January 6, 2025, Panama’s Ministry of Environment (“MiAMBIENTE”) released the draft terms of reference for the environmental audit of the Cobre Panama mine. A public consultation process on the terms of reference concluded on February 7, 2025. The overall timeline and final scope for the proposed environmental audit are pending finalization and announcement by MiAMBIENTE. Separately, an independent audit of the copper concentrate stored on site was completed by the GOP in December 2024, which confirmed the quantities of copper concentrate stored at the facilities.

On January 12, 2025, the Minister of Environment and the Minister of Public Security conducted a site visit of Cobre Panama. During the visit, the ministers toured the mine as well as the process, port and power plant facilities to inspect the upkeep of the mine and the status of surrounding communities and the environment. The visit also enabled the ministers to inspect and approve the export of 7,960 tons of ammonium nitrate stored at the mine’s Punta Rincón port. Export of the ammonium nitrate commenced by road in January 2025.

Second Quarter 2025 Management’s Discussion and Analysis	8

On May 30, 2025, the GOP, through the MICI, approved and formally instructed the execution of the P&SM Plan by means of MICI Resolution No. 45. The implementation of the P&SM Plan is now underway and will allow for integral preservation and safe management activities and the associated environmental measures at site, which will be funded through the sale of 121,000 dry metric tonnes of copper concentrate that has been approved by the GOP for export. Exports of the copper concentrate commenced in June 2025 and were completed by the end of July 2025.

The execution of the P&SM Plan also provides for the import of fuel and restart of Cobre Panama’s thermoelectric power plant. First Quantum has commenced pre-commissioning inspections of the power plant and the mobilization of specialists to site. The power plant is currently anticipated to restart in the fourth quarter of 2025 following completion of re-commissioning activities.

Franco-Nevada expects to receive over approximately 10,000 GEOs (over 9,000 ounces of gold and 105,000 ounces of silver) in reference to the shipped copper concentrate. The deliveries, some of which have already been received subsequent to quarter-end, are largely expected in Q3 2025. As a result of the approval of the P&SM Plan and the expected stream deliveries, we recorded a partial impairment reversal of $4.1 million in Q2 2025. This carrying value will subsequently be depleted when the ounces are sold.

Arbitration Proceedings

On March 31, 2025, First Quantum announced it had agreed to discontinue its International Chamber of Commerce arbitration proceedings and has also agreed to suspend its Canada-Panama Free Trade Agreement arbitration.

On June 18, 2025, Franco-Nevada agreed to suspend its arbitration proceeding against the GOP. Franco-Nevada reiterates its hope for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

Fatality at Antamina

Teck Resources Limited reported that a fatality occurred at the Antamina mine on April 22, 2025. Production at Antamina was shutdown for approximately one week while an investigation was ongoing. Operations ramped up to return to full production in June 2025. While annual production guidance provided by Teck remains unchanged, Franco-Nevada expects deliveries of silver ounces in Q3 2025 to be lower than initially anticipated.

Nameplate Capacity Achieved at Côté

In June 2025, IAMGOLD announced that the Côté mine achieved nameplate throughput after operating at 36,000 tonnes per day on average over thirty consecutive days.

Nameplate Capacity Achieved at Tocantinzinho

G Mining Ventures Corp. announced that its Tocantinzinho mine reached nameplate capacity of 12,890 tonnes per day in July 2025. During Q2 2025, mill performance improved following the installation of new steel liners in April 2025.

Revised Guidance at Greenstone

In June 2025, Equinox Gold announced that it was reducing its 2025 guidance for the Greenstone mine to between 220,000 and 260,000 gold ounces, from 300,000 to 350,000 gold ounces previously, due to slower than planned ramp-up.

Salares Norte Royalty Buy-Back

In May 2025, Gold Fields Limited exercised its option to buy back 1% of Franco-Nevada’s 2% NSR on Salares Norte, after having paid $6.0 million in cumulative royalty payments.

Second Quarter 2025 Management’s Discussion and Analysis	9

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The 2025 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We present our guidance in reference to GEO sales. For streams, our guidance reflects GEOs that have been delivered from the operators of our assets and that we have subsequently sold. Our GEO deliveries may differ from operators’ production based on timing of deliveries and due to recovery and payability factors. Our GEO sales may differ from GEO deliveries based on the timing of the sales. For royalties, GEO guidance reflects the timing of royalty payments or accruals.

Our 2025 guidance is based on the following assumed commodity prices for the remainder of 2025: $3,250/oz Au, $37/oz Ag, $1,300/oz Pt, $1,150/oz Pd, $90/tonne Fe 62% CFR China, $65/bbl WTI oil and $3.00/mcf Henry Hub natural gas.

We earned record revenue in H1 2025, benefiting from record gold prices and contributions from recently acquired or producing Precious Metal assets. We expect an increase in GEO sales for the latter part of 2025, as we anticipate an increase in deliveries from Antapaccay, a first full quarter of contributions from Porcupine and Côté, and initial contributions from Vale’s Southeastern System. In addition, we expect approximately 10,000 GEOs from Cobre Panama in connection to the sale of concentrate that had remained on site when production was suspended in November 2023.

We remain on track to meet our previously announced 2025 GEO sales guidance notwithstanding the impact of the outperformance of gold prices on the conversion of non-gold revenues into GEOs. For reference, a $100 increase in the price of gold from our initial assumption of $2,800/oz results in a decrease of approximately 4,750 GEOs, with all other commodity prices and production levels held constant.

	2025 Guidance	H1 2025 Actual
Precious Metal GEO sales	385,000 to 425,000 GEOs	193,072 GEOs
Total GEO sales	465,000 to 525,000 GEOs	238,678 GEOs
1	We expect our streams to contribute between 255,000 and 285,000 of our GEO sales for 2025. For H1 2025, we sold 123,304 GEOs from our streams.
2	Our guidance does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $41.9 million.

Interest revenue: On April 15, 2025, we received a prepayment of $10.0 million from EMX in connection with the term loan of $35.0 million advanced in 2024. Interest revenue from our loans receivable in 2025 is expected to be between $8.0 million and $10.0 million.

Depletion: We expect to be at the higher end of our previously stated depletion and depreciation expense estimate of $265.0 million to $295.0 million due to the addition of Côté and the increase in precious metal prices. In H1 2025, depletion expense was $132.4 million.

Income tax: We expect our annual effective tax rate to be between 19% and 22%.

Capital commitments: As of June 30, 2025, our remaining capital commitment to the Royalty Acquisition Venture with Continental was $41.9 million, of which between $10.0 million and $20.0 million is expected to be deployed in 2025. Subsequent to the quarter, on July 17, 2025, we funded the second of three pre-construction payments for the Cascabel stream. We anticipate making the third pre-construction payment of $23.3 million in late 2025. In addition, refer to the “Commitments” section of this MD&A for further details on our other commitments.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting revenue from non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may refer to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. Refer to the commodity price tables on pages 12 and 17 of this MD&A for further details.

Gold prices reached record highs during the first half of 2025 reflecting strong safe haven demand and increasing concerns of a global recession due to escalating tariffs and trade wars. During this same time period, oil prices fell due to tariff-related volatility, higher OPEC+ production, and U.S. energy policies. Natural gas prices on average remained relatively flat during the period.

Second Quarter 2025 Management’s Discussion and Analysis	10

Revenue by Asset

The following table details revenue for the three and six months ended June 30, 2025 and 2024:

		For the three months ended		For the six months ended
(expressed in millions)	Interest and %	June 30,		June 30,
Property	(Gold unless otherwise indicated)	2025	2024	2025	2024
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$55.0	$37.6	$110.9	$68.1
Antapaccay	Stream (indexed) Gold & Silver	18.8	20.0	47.4	61.2
Antamina	Stream 22.5% Silver	23.3	12.7	44.6	26.0
Tocantinzinho	Stream 12.5%	14.8	—	29.7	—
Condestable	Stream Gold & Silver, Fixed through 2025	10.1	14.1	19.2	14.1
Yanacocha	NSR 1.8%	7.9	—	13.2	—
Salares Norte	NSR 1%	1.2	0.0	4.3	0.0
Other		2.4	1.8	3.7	3.3
Central America & Mexico
Guadalupe-Palmarejo	Stream 50%	$43.1	$16.5	$79.4	$40.9
Cobre Panama	Stream (indexed) Gold & Silver	—	0.1	—	0.1
Canada
Detour Lake	NSR 2%	$10.4	$6.8	$20.1	$13.6
Hemlo	NSR 3%, NPI 50%	11.4	4.3	29.1	9.1
Porcupine Complex	NSR 4.25%	6.6	—	6.6	—
Musselwhite	NPI 5%	7.7	1.1	8.6	1.8
Kirkland Lake (Macassa)	NSR 1.5-5.5%, NPI 20%	3.8	2.3	7.3	4.4
Greenstone	NSR 3%	4.9	0.9	7.8	0.9
Sudbury	Stream 50% PGM & Gold	2.7	3.5	5.9	6.5
Brucejack	NSR 1.2%	1.9	1.6	3.5	2.0
Magino	NSR 3%	1.5	1.4	3.4	2.5
Côté	GMR 7.5%	1.4	—	1.4	—
Other		2.3	2.2	4.5	4.6
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$5.9	$6.6	$8.2	$10.6
Bald Mountain	NSR/GR 0.875-5%	3.8	3.6	9.1	8.4
Stillwater	NSR 5% PGM	3.3	5.3	5.9	11.3
Marigold	NSR 1.75-5%, GR 0.5-4%	2.5	0.9	4.2	2.0
Gold Quarry	NSR 7.29%	0.1	0.6	0.3	0.8
Other		6.2	2.5	10.1	4.8
Rest of World
Western Limb Mining Operations	Stream Gold (indexed) & 1% Platinum	$10.6	$—	$30.4	$—
Subika (Ahafo)	NSR 2%	13.9	7.7	26.0	16.6
Tasiast	NSR 2%	6.8	7.4	14.4	13.9
Sabodala	Stream 6%, Fixed to 105,750 oz	7.7	5.5	14.6	10.4
Duketon	NSR 2%	1.6	2.2	4.1	5.2
MWS	Stream 25%	—	17.9	—	32.8
Other		10.4	5.9	16.8	11.1
		$304.0	$193.0	$594.7	$387.0
DIVERSIFIED
Vale	Various Royalty Rates	$5.8	$6.9	$16.0	$19.6
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	1.4	5.1	3.6	7.2
Other mining assets		3.0	1.7	7.4	4.7
United States (Energy)
Marcellus	GORR 1%	$7.3	$5.7	$16.2	$12.9
Haynesville	Various Royalty Rates	8.0	5.1	14.3	11.4
SCOOP/STACK	Various Royalty Rates	9.9	8.4	22.9	16.0
Permian Basin	Various Royalty Rates	13.2	12.0	26.7	19.0
Other		0.1	0.1	0.2	0.2
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$8.9	$13.1	$19.5	$23.4
Orion	GORR 4%	3.2	4.0	6.3	7.2
Other		1.9	2.5	4.4	4.6
		$62.7	$64.6	$137.5	$126.2
Revenue from royalty, stream and working interests		$366.7	$257.6	$732.2	$513.2
Interest revenue and other interest income		$2.7	$2.5	$5.6	$3.7
Total revenue		$369.4	$260.1	$737.8	$516.9

1	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

Second Quarter 2025 Management’s Discussion and Analysis	11

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q2 2025	Q2 2024	Variance
Gold(1)	($/oz)	$3,279	$2,338	40.2%
Silver(1)	($/oz)	33.64	28.86	16.6%
Platinum(1)	($/oz)	1,073	981	9.4%
Palladium(1)	($/oz)	990	972	1.9%
Iron Ore Fines 62% Fe CFR China	($/tonne)	98	110	(10.9)%

Edmonton Light	(C$/bbl)	85.81	105.97	(19.0)%
West Texas Intermediate	($/bbl)	63.74	80.57	(20.9)%
Henry Hub	($/mcf)	3.51	2.34	50.0%

CAD/USD exchange rate(2)		0.7226	0.7308	(1.1)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended June 30, 2025 and 2024 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended June 30,	2025	2024	Variance	2025	2024	Variance
Commodity
Gold	78,738	66,999	11,739	$258.4	$156.9	$101.5
Silver	11,520	12,001	(481)	38.1	28.1	10.0
PGM	2,191	3,350	(1,159)	7.5	8.0	(0.5)
Precious Metals	92,449	82,350	10,099	$304.0	$193.0	$111.0
Iron ore(2)	2,197	5,155	(2,958)	$7.2	$12.0	$(4.8)
Other mining assets	900	659	241	3.0	1.7	1.3
Oil	10,337	16,463	(6,126)	30.6	35.9	(5.3)
Gas	4,243	4,009	234	16.9	10.8	6.1
NGL	1,967	1,628	339	5.0	4.2	0.8
Diversified	19,644	27,914	(8,270)	$62.7	$64.6	$(1.9)
Revenue from royalty, stream and working interests	112,093	110,264	1,829	$366.7	$257.6	$109.1
Interest revenue and other interest income	—	—	—	$2.7	$2.5	$0.2
	112,093	110,264	1,829	$369.4	$260.1	$109.3

Geography
South America	42,429	40,125	2,304	$140.7	$93.6	$47.1
Central America & Mexico	13,064	7,166	5,898	43.4	16.8	26.6
United States	18,990	22,227	(3,237)	60.8	51.2	9.6
Canada(2)	21,659	20,662	997	72.7	51.3	21.4
Rest of World	15,951	20,084	(4,133)	51.8	47.2	4.6
	112,093	110,264	1,829	$369.4	$260.1	$109.3

Type
Revenue-based royalties	43,662	43,486	176	$142.0	$101.2	$40.8
Streams	56,004	54,664	1,340	186.2	127.8	58.4
Profit-based royalties	9,235	7,702	1,533	28.1	17.9	10.2
Interest revenue and other(2)	3,192	4,412	(1,220)	13.1	13.2	(0.1)
	112,093	110,264	1,829	$369.4	$260.1	$109.3
1	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs.
2	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

Second Quarter 2025 Management’s Discussion and Analysis	12

We recognized $369.4 million in revenue in Q2 2025, up 42.0% from Q2 2024, reflecting record gold prices during the quarter, and contributions from Precious Metal assets which were acquired or commenced production in the past year. Revenue from our Diversified assets was slightly lower than in Q2 2024, as the impact of lower commodity prices more than offset the sustained level of production from our assets. Revenue also includes interest revenue of $2.7 million related to our loans receivable.

In Q2 2025, we earned 82.3% of our revenue from Precious Metals, compared to 74.2% in Q2 2024. Geographically, 86.0% of our revenue was derived from the Americas in Q2 2025, compared to 81.8% in Q2 2024.

We sold 112,093 GEOs in Q2 2025, up 1.7% compared to 110,264 GEOs in Q2 2024. A comparison of our sources of GEOs in Q2 2025 to Q2 2024 is shown below:

Second Quarter 2025 Management’s Discussion and Analysis	13

Precious Metals

Our Precious Metal assets contributed 92,449 GEOs in Q2 2025, up 12.3% compared to 82,350 GEOs in Q2 2024, primarily due to the following:

●	Guadalupe-Palmarejo – We received and sold 12,986 GEOs from Guadalupe-Palmarejo, compared to 7,020 GEOs in Q2 2024, reflecting higher production from Palmarejo and a greater proportion of production being mined from stream ground.
●	Tocantinzinho – We received and sold 4,500 GEOs from Tocantinzinho in Q2 2025. There were no GEOs sold in the comparative period as production at the mine commenced in July 2024. During the quarter, mill performance improved following the installation of new steel liners in April 2025 and the mine reached nameplate capacity of 12,890 tonnes per day.
●	Western Limb Mining Operations – We received and sold 3,246 GEOs from our recently acquired gold and platinum stream on Western Limb Mining Operations.
●	Yanacocha – We earned 2,412 GEOs in Q2 2025 from our recently acquired royalty on the Yanacocha mine. Newmont reported strong production at the mine from the use of patented injection leaching technology.
●	Musselwhite – We earned 2,820 GEOs from our NPI on Musselwhite, compared to 425 GEOs in Q2 2024. Orla Mining Limited acquired the Musselwhite mine from Newmont Corporation in March 2025.

The above increases were partly offset by the following:

●	MWS – There were no GEO deliveries from MWS as our stream reached its cumulative cap of 312,500 gold ounces in Q4 2024. In the prior year quarter, MWS had delivered 7,650 GEOs.
●	Condestable – We received and sold 2,979 GEOs from our Condestable stream in Q2 2025, compared to 6,149 GEOs in Q2 2024. The prior year period included the sale of GEOs related to Q1 2024 which had been received late in that quarter. Our Condestable stream provides for fixed deliveries until the end of 2025.
●	Antapaccay – We received sold 5,630 GEOs from our Antapaccay stream in Q2 2025, compared to 8,596 GEOs in Q2 2024, due to a delay in shipments. We expect a stronger Q3, having already received significant deliveries in July 2025. Glencore anticipates H2 production at Antapaccay to benefit from higher grades.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $62.7 million in revenue, 2.9% lower than in Q2 2024. While production at our Energy and Iron Ore assets was generally higher than in Q2 2024, the impact was more than offset by lower realized prices. When converted to GEOs, Diversified assets contributed 19,644 GEOs, 29.6% lower than in Q2 2024 due to higher gold prices used in the conversion of non-gold revenue to GEOs.

Iron Ore and Other Mining

Our Iron Ore and Other Mining assets generated $10.2 million in Q2 2025, slightly lower than $13.7 million in Q2 2024.

●	Vale Royalty – We recorded $5.8 million in revenue from our Vale Royalty in Q2 2025 compared to $6.9 million in Q2 2024. Production from the Northern System benefited from record output at S11D and lower shipping cost deductions, offset by lower estimated iron ore prices. Attributable sales from our Vale royalty are expected to increase in 2025, reflecting contributions from the Southeastern System once the cumulative sales threshold of 1.7 billion tonnes of iron ore is reached in the latter part of 2025.
●	LIORC – Labrador Iron Ore Royalty Corporation (“LIORC”) contributed $1.4 million in revenue in Q2 2025, compared to $5.1 million in Q2 2024. LIORC declared a cash dividend of C$0.30 per common share in the current period, compared to C$1.10 in Q2 2024. Production from IOC increased compared to the prior year period with a Q2 record for material moved. The impact of higher production was offset by lower average realized prices.

Energy

Our Energy interests contributed $52.5 million in revenue in Q2 2025, 3.1% higher than $50.9 million in Q2 2024.

●	U.S. – Revenue from our U.S. Energy interests increased to $38.5 million in Q2 2025, compared to $31.3 million in Q2 2024. We benefited from an increase in volumes in the Permian Basin, which more than offset lower realized prices.
●	Canada – Revenue from our Canadian Energy interests was $14.0 million in Q2 2025, compared to $19.6 million in the prior year quarter. The decrease in revenue is primarily attributable to our Weyburn NRI which is paid net of costs and therefore more heavily impacted by a lower oil price.

Second Quarter 2025 Management’s Discussion and Analysis	14

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended June 30,
(expressed in millions)	2025	2024	Variance
Costs of stream sales	$30.3	$25.9	$4.4
Mineral production taxes	0.8	0.7	0.1
Mining costs of sales	$31.1	$26.6	$4.5
Energy costs of sales	2.4	2.5	(0.1)
	$33.5	$29.1	$4.4

Costs of sales related to our streams increased compared to Q2 2024, reflecting the increase in stream GEOs and higher costs per ounce for streams where the ongoing purchase price varies as a function of spot prices. Costs of sales related to our Energy assets, which include royalties payable and production taxes which vary based on revenue, was relatively consistent with the prior year period. Cost of sales may also vary due to property taxes which are reassessed from time to time. Costs of sales incurred in Q2 2025 compared to Q2 2024 are shown below:

Second Quarter 2025 Management’s Discussion and Analysis	15

Depletion and Depreciation

Depletion and depreciation expense totaled $64.0 million in Q2 2025, compared to $52.9 million in Q2 2024. Depletion expense incurred in Q2 2025 compared to Q2 2024 is shown below:

Gain on Sale of Gold and Silver Bullion

Certain of our royalties are settled in-kind with gold and silver bullion rather than cash payments. During Q2 2025, we liquidated a significant portion of our holdings in anticipation of our acquisition of the Côté royalty in June 2025. We sold 44,484 gold ounces with an average carrying value of $104.9 million for proceeds of $147.1 million, and recognized a corresponding gain of $42.2 million. At June 30, 2025, we hold 2,469 ounces of gold and 11,616 ounces of silver at a cost of $6.3 million and $0.3 million, respectively.

Income Taxes

Income tax expense was $68.6 million in Q2 2025, a decrease compared to $95.3 million in Q2 2024. Income taxes in Q2 2024 were higher due to the enactment of an increase of the Barbados corporate tax rate to 9% and the introduction of a qualified domestic minimum top-up tax, which topped up the Barbados effective tax rate payable by an entity subject to the OECD’s Pillar Two global minimum tax initiative, from 9% to 15%. While the tax measures were effective January 1, 2024, the remeasurement of the opening deferred tax liability of $49.1 million and the retroactive impact pertaining to income earned in Q1 2024 of $9.9 million were recognized in Q2 2024.

Net Income and Adjusted Net Income

Net income for Q2 2025 was $247.1 million, or $1.28 per share, compared to $79.5 million, or $0.41 per share, in Q2 2024. The increase is primarily attributable to higher revenue and a gain of $42.2 million from the sale of gold and silver bullion, partly offset by higher costs of sales and depletion expense. The prior year period also included the retroactive application of tax measures enacted in relation to the OECD’s GMT initiative pertaining to income earned in Q1 2024.

Adjusted Net Income for the same period was $238.5 million, or $1.24 per share, compared to $144.9 million, or $0.75 per share, in Q2 2024. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

Second Quarter 2025 Management’s Discussion and Analysis	16

Review of Year-to-Date Financial Performance

The following table summarizes average commodity prices and average exchange rates during the periods presented.

Average prices and rates		H1 2025	H1 2024	Variance
Gold(1)	($/oz)	$3,071	$2,205	39.3%
Silver(1)	($/oz)	32.77	26.11	25.5%
Platinum(1)	($/oz)	1,021	945	8.0%
Palladium(1)	($/oz)	976	975	0.1%
Iron Ore Fines 62% Fe CFR China	($/tonne)	101	118	(14.4)%

Edmonton Light	(C$/bbl)	90.40	100.71	(10.2)%
West Texas Intermediate	($/bbl)	67.58	78.77	(14.2)%
Henry Hub	($/mcf)	3.69	2.22	66.2%

CAD/USD exchange rate(2)		0.7098	0.7361	(3.6)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the six months ended June 30, 2025 and 2024 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the six months ended June 30,	2025	2024	Variance	2025	2024	Variance

Commodity
Gold	164,261	144,561	19,700	$504.2	$317.8	$186.4
Silver	24,011	23,689	322	75.2	53.0	22.2
PGM	4,800	7,118	(2,318)	15.3	16.2	(0.9)
Precious Metals	193,072	175,368	17,704	$594.7	$387.0	$207.7
Iron ore(2)	6,085	12,456	(6,371)	$19.6	$26.8	$(7.2)
Other mining assets	2,457	2,155	302	7.4	4.7	2.7
Oil	23,830	30,347	(6,517)	65.5	62.1	3.4
Gas	8,742	8,874	(132)	34.3	23.1	11.2
NGL	4,492	3,961	531	10.7	9.5	1.2
Diversified	45,606	57,793	(12,187)	$137.5	$126.2	$11.3
Revenue from royalty, stream and working interests	238,678	233,161	5,517	$732.2	$513.2	$219.0
Interest revenue and other interest income	—	—	—	$5.6	$3.7	$1.9
	238,678	233,161	5,517	$737.8	$516.9	$220.9

Geography
South America	94,405	88,464	5,941	$292.2	$194.4	$97.8
Central America & Mexico	25,594	19,031	6,563	79.9	41.6	38.3
United States	39,624	44,828	(5,204)	119.0	98.0	21.0
Canada(2)	43,436	39,344	4,092	137.6	91.5	46.1
Rest of World	35,619	41,494	(5,875)	109.1	91.4	17.7
	238,678	233,161	5,517	$737.8	$516.9	$220.9

Type
Revenue-based royalties	90,810	91,435	(625)	$277.0	$199.7	$77.3
Streams	123,304	117,721	5,583	382.1	260.0	122.1
Profit-based royalties	18,345	14,422	3,923	53.8	31.9	21.9
Interest revenue and other(2)	6,219	9,583	(3,364)	24.9	25.3	(0.4)
	238,678	233,161	5,517	$737.8	$516.9	$220.9
1	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs.
2	Includes interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

Second Quarter 2025 Management’s Discussion and Analysis	17

We recognized $737.8 million in revenue in H1 2025, up 42.7% from H1 2024. Revenue in the current period benefited from higher precious metal prices and higher realized revenue from our Energy assets. Revenue also includes interest revenue and other interest income of $5.6 million related to our loans receivable.

We earned 80.6% of our H1 2025 revenue from Precious Metal assets, compared to 74.9% in H1 2024. Geographically, we remain heavily invested in the Americas, with 85.2% of revenue in H1 2025, compared to 82.3% in H1 2024.

We sold 238,678 GEOs in H1 2025, a 2.4% increase compared to 233,161 GEOs in H1 2024. The conversion of revenue from our non-gold assets into GEOs was impacted by the outperformance of gold prices relative to other commodities. A comparison of our sources of GEOs in H1 2025 to H1 2024 is shown below:

Second Quarter 2025 Management’s Discussion and Analysis	18

Precious Metals

Our Precious Metal assets contributed 193,072 GEOs in H1 2025, up 10.1% from 175,368 GEOs in H1 2024, primarily due to the following:

●	Western Limb Mining Operations – We received and sold 9,786 GEOs from our recently acquired gold and platinum stream on Western Limb Mining Operations. The stream had an effective date of September 1, 2024.
●	Hemlo – We earned 9,908 GEOs in H1 2025 compared to 4,159 GEOs in H1 2024 as the NPI benefited from higher gold prices and increased production from royalty ground. Royalties from the NPI may vary significantly depending on the proportion of production sourced from royalty ground and attributable costs.
●	Guadalupe-Palmarejo – We received and sold 25,434 GEOs from Guadalupe-Palmarejo, of which 2,216 GEOs were received in Q4 2024 and remained in inventory at December 31, 2024, compared to 18,710 GEOs in H1 2024. The current period also benefited from higher production from Palmarejo and a greater proportion of production being mined from stream ground.
●	Tocantinzinho – We received and sold 9,662 GEOs from Tocantinzinho in H1 2025, of which 667 GEOs were received in Q4 2024 and remained in inventory at December 31, 2024. There were no GEOs sold in the comparative period as production at the mine commenced in July 2024.
●	Candelaria – We received and sold 36,320 GEOs from our Candelaria stream, of which 3,333 GEOs were received in Q4 2024 and remained in inventory at December 31, 2024, compared to 30,661 GEOs sold in H1 2024. Production in H1 2025 benefited from increased throughput due to softer ore feed and higher ball mill runtime due to rescheduled maintenance in the quarter. Production is expected to continue at similar levels through H2 2025.

The above increases were partly offset by the following factors:

●	MWS – There were no GEO deliveries from MWS as our stream reached its cumulative cap of 312,500 gold ounces in Q4 2024. In the prior year period, MWS had delivered 14,836 GEOs.
●	Antapaccay – We received and sold 15,662 GEOs from our Antapaccay stream in H1 2025, compared to 28,466 GEOs in H1 2024, reflecting a delay in the timing of shipments.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $137.5 million in revenue in H1 2025, an increase of 9.0% compared to $126.2 million in H1 2024. When converted to GEOs, Diversified assets contributed 45,606 GEOs in H1 2025, down 21.1% compared to H1 2024, almost entirely due to changes in gold prices used in the conversion of non-gold revenue into GEOs.

Iron Ore and Other Mining

Our Iron Ore and Other Mining assets generated $19.6 million in H1 2025, compared to $26.8 million in H1 2024.

●	Vale Royalty – Revenue from Vale was $16.0 million in H1 2025 compared to $19.6 million in H1 2024, reflecting higher iron ore sales in H1 2024, partly offset by lower iron ore prices.
●	LIORC – LIORC contributed $3.6 million in revenue in H1 2025 compared to $7.2 million in H1 2024.
●	Caserones – Revenue from our effective NSR on the Caserones mine was $3.2 million in H1 2025 compared to $2.1 million in H1 2024.

Energy

Our Energy interests contributed $110.5 million in revenue in H1 2025, compared to $94.7 million in H1 2024.

●	U.S. – Revenue from our U.S. Energy interests increased to $80.3 million in H1 2025, compared to $59.5 million in H1 2024. We benefited from an increase in realized gas prices, strong performance from our royalties in the Permian Basin and additional volumes from our royalty venture with Continental in the SCOOP/STACK.
●	Canada – Revenue from our Canadian Energy interests decreased to $30.2 million in H1 2025, compared to $35.2 million in H1 2024. The decrease in revenue is primarily attributable to our Weyburn NRI which is paid net of costs and therefore more heavily impacted by a lower oil price.

Second Quarter 2025 Management’s Discussion and Analysis	19

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the six months ended June 30,
(expressed in millions)	2025	2024	Variance
Costs of stream sales	$63.7	$56.0	$7.7
Mineral production taxes	1.4	1.2	0.2
Mining costs of sales	$65.1	$57.2	$7.9
Energy costs of sales	6.9	5.5	1.4
	$72.0	$62.7	$9.3

Costs of sales related to our streams in H1 2025 increased relative to H1 2024, reflecting the increase in stream GEOs and higher costs per ounce for streams where the ongoing purchase price varies as a function of spot prices. Costs of sales related to our Energy assets include royalties payable and production taxes which vary based on revenue, and property taxes which may be reassessed from time to time. Costs of sales incurred in H1 2025 compared to H1 2024 are shown below:

Second Quarter 2025 Management’s Discussion and Analysis	20

Depletion and Depreciation

Depletion and depreciation expense totaled $132.4 million in H1 2025 compared to $111.1 million in H1 2024, reflecting the increase in GEOs sold in the current period. Depletion expense incurred in H1 2025 compared to H1 2024 is shown below:

Gain on Sale of Gold and Silver Bullion

Certain of our royalties are settled with payments in-kind in the form of gold and silver bullion rather than cash. In H1 2025, we sold 54,984 gold ounces with an average carrying value of $128.0 million for proceeds of $177.3 million, and recognized a corresponding gain of $49.3 million. At June 30, 2025, we hold 2,469 ounces of gold and 11,616 ounces of silver at a cost of $6.3 million and $0.3 million, respectively.

Income Taxes

Income tax expense was $128.4 million in H1 2025, compared to $122.8 million in H1 2024, reflecting higher net income before taxes earned in the current period. The H1 2024 period also included a deferred tax expense of approximately $49.1 million in relation to the remeasurement of our deferred tax liability due to the changes in the Barbados tax rate enacted in Q2 2024.

Net Income and Adjusted Net Income

Net income in H1 2025 was $456.9 million, or $2.37 per share, compared $224.0 million, or $1.17 per share in H1 2024. The increase is primarily attributable to higher revenue and a gain of $49.3 million from the sale of gold and silver bullion, partly offset by higher costs of sales, depletion and income tax expense.

Adjusted Net Income was $444.0 million, or $2.31 per share, compared to $280.8 million, or $1.46 per share, in H1 2024. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

Second Quarter 2025 Management’s Discussion and Analysis	21

Impairment Reversal

Cobre Panama

First Quantum has been working with the GOP and the MICI to implement the P&SM Plan. On May 30, 2025, the GOP, through the MICI, approved and formally instructed the execution of the P&SM Plan, including the shipment of 121 thousand dry metric tonnes of copper concentrate that had been stored at site since operations were suspended in November 2023. Exports of the copper concentrate commenced in June 2025.

We determined that this was an indicator of a partial reversal of the impairment we recorded in 2023 and recorded a partial impairment reversal of $4.1 million in relation to the gold and silver ounces we expect in Q3 2025 as a result of the sale of copper concentrate. We continue to assess our Cobre Panama stream for further indicators of impairment reversals.

General and Administrative, Share-Based Compensation Expenses and Cobre Panama Arbitration Expenses

The following table provides a breakdown of general and administrative (“G&A”) expenses, share-based compensation (“SBC”) expenses and Cobre Panama arbitration expenses incurred for the periods presented:

	For the three months ended June 30,			For the six months ended June 30,
(expressed in millions)	2025	2024	Variance	2025	2024	Variance
Salaries and benefits	$3.0	$2.5	$0.5	$7.6	$5.0	$2.6
Professional fees	1.3	2.3	(1.0)	2.8	3.7	(0.9)
Community contributions	0.1	0.3	(0.2)	0.5	0.4	0.1
Board of Directors' costs	0.1	0.1	—	0.2	0.2	—
Office expenses	0.2	0.1	0.1	0.8	0.4	0.4
Insurance costs	0.2	0.3	(0.1)	0.4	0.5	(0.1)
Other expenses	0.8	2.0	(1.2)	2.1	1.6	0.5
General and administrative expenses	$5.7	$7.6	$(1.9)	$14.4	$11.8	$2.6
Share-based compensation expenses	2.8	1.8	1.0	8.5	4.6	3.9
Cobre Panama arbitration expenses	3.9	0.8	3.1	4.6	2.3	2.3
	$12.4	$10.2	$2.2	$27.5	$18.7	$8.8

G&A (including Cobre Panama arbitration expenses and SBC expenses) represented 3.7% of revenue in H1 2025, up from 3.6% in H1 2024. The increase was primarily due to expenses we incurred in relation to our Cobre Panama arbitration prior to its suspension in late June 2025, an increase in salaries and SBC expenses, and higher community contributions.

SBC expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to the DSUs which are fair valued based on the Company’s share price. Community contributions relate to the environmental and social initiatives we contribute to for the benefit of the communities where we operate, or own assets. G&A expenses also include business development expenses, which vary based on the level of business development related activities in the period and the timing of the closing of transactions.

Other Income and Expenses

Foreign Exchange Gain (Loss) and Other Income (Expenses)

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended June 30,			For the six months ended June 30,
(expressed in millions)	2025	2024	Variance	2025	2024	Variance
Foreign exchange gain (loss)	$(1.4)	$(7.3)	$5.9	$4.4	$(8.4)	$12.8
Gain (loss) on derivative financial instruments	5.7	(2.4)	8.1	5.6	(3.0)	8.6
Other expenses	(0.2)	(0.1)	(0.1)	(0.2)	—	(0.2)
	$4.1	$(9.8)	$13.9	$9.8	$(11.4)	$21.2

The foreign exchange gain of $4.4 million recognized in H1 2025 is largely related to our cash and account receivable balances held in Brazilian Reais received from our Vale royalty, which strengthened relative to the U.S. dollar in the year-to-date period. Under IFRS Accounting Standards, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income (loss). The parent company’s functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar.

The gain (loss) on derivative instruments includes the mark-to-market of financial instruments that are designed at Fair Value Through Profit and Loss, such as warrants and other derivative instruments the Company holds.

Second Quarter 2025 Management’s Discussion and Analysis	22

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended June 30,			For the six months ended June 30,
(expressed in millions)	2025	2024	Variance	2025	2024	Variance
Finance income
Interest	$6.6	$16.2	$(9.6)	$17.7	$32.2	$(14.5)
	$6.6	$16.2	$(9.6)	$17.7	$32.2	$(14.5)
Finance expenses
Standby charges	$0.6	$0.5	$0.1	$1.2	$1.0	$0.2
Amortization of debt issue costs	0.1	0.1	—	0.2	0.2	—
Accretion of lease liabilities	0.1	—	0.1	0.1	—	0.1
	$0.8	$0.6	$0.2	$1.5	$1.2	$0.3

Finance income is earned on our cash and cash equivalents. The decrease in finance income in H1 2025 is due to a decrease in yields and cash and cash equivalents balances held compared to Q1 2024.

Finance expenses consist of standby charges, which represent the costs of maintaining our Corporate Revolver based on the unutilized portion of our credit facility, fees incurred in connection with standby letters of credit outstanding, and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our Corporate Revolver. In H1 2025 and H1 2024, we did not incur interest expense as we did not borrow any amounts under our Corporate Revolver.

Subsequent to June 30, 2025, on July 22, 2025, we drew down $175.0 million from the Corporate Revolver to finance part of the acquisition of the royalty on the Arthur Gold Project, as referenced above.

Second Quarter 2025 Management’s Discussion and Analysis	23

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, Adjusted Net Income Margin, GEOs sold, net GEOs sold,	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
per GEO amounts and per share amounts)	2025	2025	2024	2024	2024	2024	2023	2023
Revenue	$369.4	$368.4	$321.0	$275.7	$260.1	$256.8	$303.3	$309.5
Costs and expenses(2)	63.6	114.9	103.6	93.7	91.1	98.6	1,290.9	122.5
Operating income (loss)	305.8	253.5	217.4	182.0	169.0	158.2	(987.6)	187.0
Other income	9.9	16.1	4.8	12.9	5.8	13.8	27.8	13.0
Income tax expense	68.6	59.8	46.8	42.2	95.3	27.5	22.7	24.9
Net income (loss)	247.1	209.8	175.4	152.7	79.5	144.5	(982.5)	175.1
Basic earnings (loss) per share	$1.28	$1.09	$0.91	$0.79	$0.41	$0.75	$(5.11)	$0.91
Diluted earnings (loss) per share	$1.28	$1.09	$0.91	$0.79	$0.41	$0.75	$(5.11)	$0.91
Net cash provided by operating activities	$430.3	$288.9	$243.0	$213.6	$194.4	$178.6	$283.5	$236.0
Net cash used in investing activities	(1,338.1)	(551.0)	(31.1)	(279.0)	(36.7)	(190.5)	(104.2)	(173.7)
Net cash used in financing activities	(66.1)	(66.8)	(62.0)	(61.1)	(59.2)	(58.1)	(59.8)	(56.8)
Average Gold Price(3)	$3,279	$2,863	$2,662	$2,477	$2,338	$2,072	$1,976	$1,929
GEOs sold(4)	112,093	126,585	120,063	110,110	110,264	122,897	152,351	160,848
Net GEOs sold(4)	101,876	113,138	107,140	97,232	97,817	106,681	129,527	135,498
Cash Costs(5)	$33.5	$38.5	$34.4	$31.9	$29.1	$33.6	$45.1	$48.9
Cash Costs(5) per GEO sold	$299	$304	$287	$290	$264	$273	$296	$304
Adjusted EBITDA(5)	$365.7	$321.9	$277.4	$236.2	$221.9	$216.1	$254.6	$255.1
Adjusted EBITDA(5) per share	$1.90	$1.67	$1.44	$1.23	$1.15	$1.12	$1.33	$1.33
Adjusted EBITDA Margin(5)	99.0%	87.4%	86.4%	85.7%	85.3%	84.2%	83.9%	82.4%
Adjusted Net Income(5)(6)	$238.5	$205.6	$183.3	$153.9	$144.9	$136.1	$172.9	$175.1
Adjusted Net Income(5)(6) per share	$1.24	$1.07	$0.95	$0.80	$0.75	$0.71	$0.90	$0.91
Adjusted Net Income Margin(5)(6)	64.6%	55.8%	57.1%	55.8%	55.7%	53.0%	57.0%	56.6%
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes an impairment reversal of $4.1 million in Q2 2025, and impairment losses on royalty, stream and working interests of $1,173.3 million in Q4 2023.
3	Based on LBMA Gold Price PM Fix.
4	Refer to the “Gold Equivalent Ounces and Net Gold Equivalent Ounces” section of this MD&A for more information on our methodology for calculating GEOs sold and Net GEOs sold.
5	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
6	Adjusted Net Income, Adjusted Net Income per share, and Adjusted Net Income Margin for Q1 2024 were recalculated to include $9.9 million in income tax expense which was recognized in Q2 2024 but related to the retroactive application of tax measures enacted in relation to the OECD’s GMT initiative pertaining to income earned in Q1 2024.

Second Quarter 2025 Management’s Discussion and Analysis	24

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At June 30,	At December 31,
(expressed in millions, except debt-to-equity ratio)	2025	2024
Cash and cash equivalents	$160.3	$1,451.3

Current assets	357.3	1,716.8
Non-current assets	6,663.3	4,613.6
Total assets	$7,020.6	$6,330.4

Current liabilities	$84.0	$67.5
Non-current liabilities	334.6	266.3
Total liabilities	$418.6	$333.8

Total shareholders’ equity	$6,602.0	$5,996.6

Total common shares outstanding	192.7	192.6
Capital management measures
Available capital	$1,111.9	$2,433.6
Debt-to-equity	—	—

Assets

Total assets were $7,020.6 million as at June 30, 2025 compared to $6,330.4 million as at December 31, 2024. Our non-current asset base is primarily comprised of royalty, stream and working interests, investments and loans receivable, while our current assets are primarily comprised of cash and cash equivalents, receivables and gold and silver bullion and stream inventory.

Current assets decreased compared to December 31, 2024, primarily due to the acquisitions of the Western Limb Mining Operations Stream and the Porcupine and Côté royalties. The Company funded the acquisitions with cash on hand and proceeds from the sale of gold bullion and equity investments.

Non-current assets increased primarily due to the closings of the Western Limb Mining Operations Stream, the Porcupine financing package, and the Côté royalty. These additions were partly offset by the depletion of our royalty, stream and working interests. During the 2025 period, our equity investments, which are marked to market, increase in fair value by $207.4 million.

Liabilities

Total liabilities as at June 30, 2025 increased compared to December 31, 2024, largely due to an increase in current and deferred income tax liabilities as a result of tax measures enacted in relation to the GMT.

Shareholders’ Equity

Shareholders’ equity increased compared to December 31, 2024 as a result of earning net income of $456.9 million in H1 2025 and an increase of $180.0 million in the fair value of our equity investments which are recorded at fair value through other comprehensive income. These were offset by dividends of $146.3 million of which $9.1 million was settled through the issuance of common shares pursuant to the DRIP.

Second Quarter 2025 Management’s Discussion and Analysis	25

Liquidity and Capital Resources

Cash flow for the periods ended June 30, 2025 and 2024 was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions)	2025	2024	2025	2024
Net cash provided by operating activities	$430.3	$194.3	$719.2	$372.9
Net cash used in investing activities	(1,338.1)	(36.7)	(1,889.1)	(227.2)
Net cash used in financing activities	(66.1)	(59.2)	(132.9)	(117.3)
Effect of exchange rate changes on cash and cash equivalents	6.1	(11.4)	11.8	(11.3)
Net change in cash and cash equivalents	$(967.8)	$87.0	$(1,291.0)	$17.1

Operating Activities

Net cash provided by operating activities was $430.3 million in Q2 2025 (Q2 2024 – $194.3 million) and $719.2 million in H1 2025, (H1 2024 – $372.9 million). Operating cash flow in Q2 2025 was higher than in Q2 2024 primarily due to an increase in revenue and higher proceeds from sales of our gold and silver bullion. During the quarter, we sold 44,484 gold ounces for gross proceeds of $147.1 million. The timing of the sale of gold and silver bullion and stream inventory may vary from period to period.

Investing Activities

Net cash used in investing activities was $1,338.1 million in Q2 2025 (Q2 2024 - $36.7 million) and $1,889.1 million in H1 2025 (H1 2024 – $227.2 million). Investing activities in Q2 2025 included the acquisition of the Côté royalty of $1,050.0 million, the closing of the Porcupine royalty of $300.0 million, and in Q1 2025, the acquisition of Discovery subscription receipts of $48.6 million and of the Western Limb Mining Operations Stream of $500.0 million.

Financing Activities

For Q2 2025, net cash used in financing activities was $66.1 million (Q2 2024 – $59.2 million) and $132.9 million in H1 2025 (H1 2024 – $117.3 million). Financing activities primarily related to the payment of dividends, offset by proceeds from the exercise of stock options held by employees of the Company.

Second Quarter 2025 Management’s Discussion and Analysis	26

Capital Resources

Our cash and cash equivalents totaled $160.3 million as at June 30, 2025 (December 31, 2024 – $1,451.3 million). In addition, we held investments of $597.8 million (December 31, 2024 – $325.5 million). Of the total investments held, $581.6 million was held in publicly-traded equity instruments (December 31, 2024 – $316.8 million). Of the $581.6 million held in publicly-traded equity instruments, $131.7 million relates to our holdings of LIORC (December 31, 2024 – $127.3 million) which we consider being equivalent to a royalty and therefore hold as a long-term strategic investment.

As at the date of this MD&A, we have one unsecured revolving credit facility available of $1.0 billion, with an accordion of $250.0 million, and a maturity date of June 3, 2029. As at June 30, 2025, we have four standby letters of credit in the amount of $48.4 million (C$66.0 million) in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver such that we have a total of $951.6 million available under the Corporate Revolver.

Subsequent to quarter-end, on July 22, 2025, we used $75.0 million of our cash on hand and $175.0 million from our Corporate Revolver to fund the acquisition of the Arthur Gold Project royalty.

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

As at June 30, 2025, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our corporate general and administrative expenses and the depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q2 2025, the Canadian dollar traded in a range of $0.6970 to $0.7376, ending at $0.7330, and the Australian dollar traded between $0.6008 and $0.6551, ending at $0.6551.

Our near-term cash requirements include our capital commitments related to the pre-construction funding for the Cascabel project (of which $23.3 million was funded subsequent to quarter-end, on July 17, 2025) and the Royalty Acquisition Venture with Continental, purchase commitments for the ongoing cost per ounce under stream agreements as outlined in the “Contingencies – Purchase Commitments” section of this MD&A, corporate administration costs, certain costs of operations, commitments under our various environmental and social initiatives, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

As a royalty and stream company, we are subject to limited requirements for capital expenditures beyond our initial commitments at the time of entering into our agreements. Other than the capital commitments detailed in the “Contingencies – Capital Commitments” section of this MD&A, the acquisition of additional royalties, streams or other investments are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our Corporate Revolver.

Second Quarter 2025 Management’s Discussion and Analysis	27

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at June 30, 2025:

	Attributable payable
	production to be purchased						Per ounce cash payment (1),(2)					Term of	Date of
Interest	Gold		Silver		PGM		Gold		Silver		PGM	agreement(3)	contract
Antamina	—%		22.5	% (4)	—%		n/a		5	% (5)	n/a	40 years	7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%		20	% (8)	20	% (9)	n/a	40 years	10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%		$400		$4.00		n/a	40 years	6-Oct-14
Cascabel	14	% (11)	—%		—%		20	% (12)	n/a		n/a	40 years	15-Jul-24
Cooke 4	7%		—%		—%		$400		n/a		n/a	40 years	5-Nov-09
Cobre Panama Fixed Payment Stream	—	% (13)	—	% (14)	—%		$418	(15)	$6.27	(16)	n/a	40 years	19-Jan-18
Cobre Panama Floating Payment Stream	—	% (17)	—	% (18)	—%		20	% (19)	20	% (20)	n/a	40 years	19-Jan-18
Condestable	—	% (21)	—	% (22)	—%		20	% (23)	20	% (24)	n/a	40 years	27-Mar-24
Guadalupe-Palmarejo	50%		—%		—%		$800		n/a		n/a	40 years	2-Oct-14
Karma	4.875%		—%		—%		20	% (25)	n/a		n/a	40 years	11-Aug-14
New Prosperity	22	% (26)	—%		—%		$400	(27)	n/a		n/a	40 years	12-May-10
Sabodala	—	% (28)	—%		—%		20	% (29)	n/a		n/a	40 years	25-Sep-20
Sudbury (30)	50%		—%		50%		$400		n/a		$400	40 years	15-Jul-08
Tocantinzinho	12.5	% (31)	—%		—%		20	% (32)	n/a		n/a	40 years	18-Jul-22
Western Limb Mining Operations	—	% (33)	—%		1	% (34)	5	% (35)	n/a		5%	40 years	28-Feb-25

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Cascabel, Guadalupe-Palmarejo, Karma, Sabodala, Tocantinzinho and Western Limb Mining Operations.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Percentage decreases to 8.4% after 525,000 ounces of gold have been delivered to Franco-Nevada (Barbados) Corporation under the agreement.
12	Purchase price is 20% of the spot price of gold at the time of delivery.
13	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
14	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
15	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.
16	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
17	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
18	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
19	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.
20	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
21	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate.
22	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate.
23	Purchase price is 20% of the spot price of gold at the time of delivery.
24	Purchase price is 20% of the spot price of silver at the time of delivery.
25	Purchase price is 20% of the average gold price at the time of delivery.
26	Franco-Nevada has the right to acquire a 22% gold stream on New Prosperity for $350.0 million.
27	Purchase price is subject to a 1% annual increase, compounding annually, that commenced in May 2014.
28	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
29	Purchase price is 20% of prevailing market price at the time of delivery.
30	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but

Second Quarter 2025 Management’s Discussion and Analysis	28

less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
31	Percentage decreases to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
32	Purchase price is 20% of the spot price of gold at the time of delivery.
33	Gold deliveries are referenced to platinum, palladium, rhodium and gold (“4E”) ounces contained in concentrate with deliveries of gold ounces initially equal to 1.1% of 4E PGM ounces contained in concentrate, until 87,500 ounces of gold delivered. Thereafter, deliveries of gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate, until a total of 237,000 ounces of gold delivered. Thereafter, 80.0% of gold contained in concentrate.
34	Percentage increases to 2.1% of platinum contained in concentrate after 48,000 ounces of platinum delivered. Platinum deliveries are capped at 294,000 ounces of platinum.
35	After 237,000 ounces of gold delivered, purchase price is 10% of the spot price of gold.

Capital Commitments

As at June 30, 2025, we have the following investment commitments with respect to our royalty and stream interests:

Asset	Commitment	Obligating Event
Cascabel stream	$501.6 million

Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of SolGold plc, and availability of the remainder of the required project financing

Discovery term loan	$100.0 million	Receipt of written notice from Discovery within two years after closing date of April 15, 2025 and upon completion of customary conditions
Royalty Acquisition Venture with Continental	$41.9 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, triggering funding requirements by the Company
Yanacocha royalty	118,534 Franco-Nevada common shares (equivalent to $15.0 million at closing)	Achievement of commercial production and receipt of royalty payments from the Conga project for a full year within 20 years of the August 13, 2024 purchase agreement
Copper World royalty	$12.5 million

50% of commitment payable upon the project having all necessary permits and approvals and being free of legal challenges. 50% of commitment payable upon Franco-Nevada receiving royalty payments from the operator. Proportionate reduction of such contingent payments for a smaller-scale mine having anticipated life of mine production of copper contained in concentrate between 550,000 short tons and 1,703,000 short tons

Salares Norte (Rio Baker) royalty	$8.0 million	Receipt of Rio Baker royalty payments (excluding proceeds from the exercise by Gold Fields Limited of a partial buy back option on the royalty) in excess of $15 million
Royalty with EMX Royalty Corporation	$4.9 million	Sourcing by EMX of newly created precious metals and copper royalties meeting specified criteria within three years of the June 27, 2023 joint acquisition agreement
Eskay Creek royalty	C$4.5 million

Skeena Resources having obtained mineral and surface rights to the materials contained in the Albino Lake storage facility, and such materials containing at least 300,000 ounces of contained gold that are contemplated to be mined in a mine plan approved by the board of Skeena Resources

Subsequent to quarter-end, the Company entered into capital commitments related to its royalty interests on the Arthur Gold Project and the Gold Quarry mine, as detailed in the “Corporate Developments” section of this MD&A.

We also have commitments related to environmental and social initiatives in connection with our acquisition of royalty and stream interests.

Second Quarter 2025 Management’s Discussion and Analysis	29

Contingencies

(a)	Cobre Panama

On June 18, 2025, we agreed to suspend the arbitration against the Government of Panama we had filed under the Canada-Panama Free Trade Agreement with the International Centre for Settlement of Investment Disputes on June 27, 2024.

(b)	Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2013-2021 taxation years.

Transfer Pricing Reassessments

The Company has received reassessments from the CRA made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”). The following table provides a summary of the CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Transfer Pricing (Mexico)

Transfer pricing provisions in the Act apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013-2016

For 2013-2016:

Tax: $21.9 (C$29.9)

Transfer pricing penalties: $8.8 (C$12.0)

Interest and other penalties: $19.4 (C$26.5)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014-2019

For 2014-2019:

Tax: $81.4 (C$111.1)

Transfer pricing penalties:

$12.9 (C$17.6) for 2014-2017;

$17.8 (C$24.4) for 2018-2019 under review

Interest and other penalties: $41.0 (C$56.2)

If the CRA were to reassess the 2020-2024 taxation years on the same basis:

Tax: $287.9 (C$392.8)

Transfer pricing penalties: $108.9 (C$148.6)

Interest and other penalties: $76.6 (C$104.6)

(i)	Mexico (2013-2016)

In December of 2018, 2019, and 2021, the Company received Notices of Reassessment from the CRA for taxation years 2013 (the “2013 Reassessment”), 2014 and 2015 (the “2014-2015 Reassessments”), and 2016 (the “2016 Reassessment”, collectively with the 2013 Reassessment and the 2014-2015 Reassessments, the “2013-2016 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2016 Reassessments result in additional Federal and provincial income taxes of $21.9 million (C$29.9 million) plus estimated interest (calculated to June 30, 2025) and other penalties of $19.4 million (C$26.5 million) but before any relief under the Canada-Mexico tax treaty.

Second Quarter 2025 Management’s Discussion and Analysis	30

Subsequently, the CRA issued revised 2013-2016 Reassessments to include transfer pricing penalties of $8.8 million (C$12.0 million). The Company has filed formal Notices of Objection with the CRA against the 2013-2016 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 10 and Note 11 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013 Reassessment and the 2014-2015 Reassessments.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

(ii)	Barbados (2014-2021)

The 2014-2015 Reassessments, 2016 Reassessment, and a Notice of Reassessment received by the Company in December 2021 for taxation year 2017 (the “2017 Reassessment”, collectively with the 2014-2015 Reassessments and the 2016 Reassessment, the “2014-2017 Reassessments”) also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $34.1 million (C$46.5 million) plus estimated interest (calculated to June 30, 2025) and other penalties of $19.1 million (C$26.3 million).

Subsequently, the CRA issued revised 2014-2017 Reassessments to include transfer pricing penalties of $12.9 million (C$17.6 million). The Company has filed formal Notices of Objection with the CRA against the 2014-2017 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 10 and Note 11 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

In December of 2023 and November of 2024, the Company received Notices of Reassessment for taxation years 2018 (the “2018 Reassessment”) and 2019 (the “2019 Reassessment”, and collectively with the 2013-2016 Reassessments, the 2017 Reassessment, and the 2018 Reassessment, the “Transfer Pricing Reassessments”). The 2018 and 2019 Reassessments reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014-2017 Reassessments, resulting in additional Federal and provincial income taxes of $47.3 million (C$64.6 million) plus estimated interest (calculated to June 30, 2025) and other penalties of $21.9 million (C$29.9 million). The Company has filed formal Notices of Objection with the CRA against the 2018 and 2019 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 10 and Note 11 of the financial statements. The 2018 and 2019 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $17.8 million (C$24.4 million).

If the CRA were to reassess the Company for taxation years 2020 through 2024 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $287.9 million (C$392.8 million), transfer pricing penalties of approximately $108.9 million (C$148.6 million) plus interest (calculated to June 30, 2025) and other penalties of approximately $76.6 million (C$104.6 million).

For the 2024 taxation year, the Company’s Barbadian subsidiary will pay a total of $54.4 million in cash taxes to the Barbadian tax authorities on income earned in Barbados, as it is subject to an effective 15% tax rate resulting from the Government of Barbados enacting legislation to implement tax measures in response to the OECD Pillar Two Global Minimum Tax initiatives. If required, the Company intends to seek relief from double taxation under the Canada-Barbados tax treaty.

In 2024, the CRA expanded its audit to include the 2020 and 2021 taxation years. The Company has not received any proposal or Notices of Reassessment for these taxation years in connection with this audit.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Transfer Pricing Reassessments, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Transfer Pricing Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Second Quarter 2025 Management’s Discussion and Analysis	31

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our material accounting policies and estimates are disclosed in Notes 2 and 3 of our 2024 audited consolidated financial statements and Note 2 of our financial statements for the three and six months ended June 30, 2025.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (“SPPI”) criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVTOCI. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR+ at www.sedarplus.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of August 8, 2025, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	192,701,088
Issuable upon exercise of Franco-Nevada options(1)	587,476
Issuable upon vesting of Franco-Nevada RSUs(2)	108,458
Diluted common shares	193,397,022
1	There were 587,476 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$65.76 to C$231.18 per share. The above table assumes all stock options are exercisable.
2	There were 35,339 time-based RSUs and 76,020 performance-based RSUs. Vesting of the performance-based RSUs are subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 200% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

During the six months ended June 30, 2025, we did not issue or have any outstanding preferred shares.

Second Quarter 2025 Management’s Discussion and Analysis	32

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A fairly represents, in all material respects, the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this MD&A is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and six months ended June 30, 2025, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Gold Equivalent Ounces and Net Gold Equivalent Ounces

Gold Equivalent Ounces

GEOs include Franco-Nevada’s attributable share of production from all of our royalties, streams and working interests, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Where the Company receives gold and silver bullion in-kind as payment for its royalties, GEOs are recognized at the time of receipt of such bullion.

Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 12 and 17 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and six months ended June 30, 2025 and 2024, respectively.

Net Gold Equivalent Ounces

Net GEOs are GEOs sold, net of direct operating costs, including, for our stream GEOs, the associated ongoing cost per ounce. We use Net GEOs to reflect that GEOs from royalty interests have different economics than GEOs from stream interests due to the ongoing cost per ounce associated with GEOs from streams. We calculate Net GEOs on a quarterly basis by dividing Cash Costs (as defined below in the “Non-GAAP Financial Measures” section) by the average gold price (based on the LBMA PM Fix during the period), and subtracting this total from GEOs sold in the period.

Second Quarter 2025 Management’s Discussion and Analysis	33

Calculation of Net Gold Equivalent Ounces:

(expressed in millions, excepts GEOs and Average Gold Price)	Q1 2025	Q2 2025	For the six months ended June 30, 2025
GEOs	126,585	112,093	238,678
Less:
Cash Costs	$38.5	$33.5	$72.0
Divided by: Average gold price per ounce	$2,863	$3,279	$3,043
	13,447	10,217	23,664
Net GEOs	113,138	101,876	215,014

(expressed in millions, excepts GEOs and Average Gold Price)	Q1 2024	Q2 2024	For the six months ended June 30, 2024
GEOs	122,897	110,264	233,161
Less:
Cash Costs	$33.6	$29.1	$62.7
Divided by: Average gold price per ounce	$2,072	$2,338	$2,187
	16,216	12,447	28,663
Net GEOs	106,681	97,817	204,498

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold is calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO sold are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per GEO amounts)	2025	2024	2025	2024
Total costs of sales	$97.5	$82.0	$204.4	$173.8
Depletion and depreciation	(64.0)	(52.9)	(132.4)	(111.1)
Cash Costs	$33.5	$29.1	$72.0	$62.7
GEOs	112,093	110,264	238,678	233,161
Cash Costs per GEO sold	$299	$264	$302	$269

Second Quarter 2025 Management’s Discussion and Analysis	34

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and earnings per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Gains/losses on disposal of royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Changes in fair value of investments, loans receivable and other financial instruments; and
●	Foreign exchange gains/losses and other income/expenses.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada and its ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2025	2024	2025	2024
Net income	$247.1	$79.5	$456.9	$224.0
Income tax expense	68.6	95.3	128.4	122.8
Finance expenses	0.8	0.6	1.5	1.2
Finance income	(6.6)	(16.2)	(17.7)	(32.2)
Depletion and depreciation	64.0	52.9	132.4	111.1
Impairment reversal	(4.1)	—	(4.1)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Foreign exchange (gain) loss and other (income) expenses	(4.1)	9.8	(9.8)	11.4
Adjusted EBITDA	$365.7	$221.9	$687.6	$438.0
Basic weighted average shares outstanding	192.7	192.3	192.6	192.2

Basic earnings per share	$1.28	$0.41	$2.37	$1.17
Income tax expense	0.36	0.50	0.67	0.64
Finance expenses	—	—	0.01	0.01
Finance income	(0.03)	(0.08)	(0.09)	(0.17)
Depletion and depreciation	0.33	0.28	0.69	0.58
Impairment reversal	(0.02)	—	(0.02)	—
Gain on disposal of royalty interests	—	—	—	—
Foreign exchange (gain) loss and other (income) expenses	(0.02)	0.04	(0.06)	0.05
Adjusted EBITDA per share	$1.90	$1.15	$3.57	$2.28

Second Quarter 2025 Management’s Discussion and Analysis	35

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Adjusted EBITDA Margin)	2025	2024	2025	2024
Adjusted EBITDA	$365.7	$221.9	$687.6	$438.0
Revenue	369.4	260.1	737.8	516.9
Adjusted EBITDA Margin	99.0%	85.3%	93.2%	84.7%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Gains/losses on disposal of royalty, stream and working interests;
●	Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
●	Changes in fair value of investments, loans receivable and other financial instruments;
●	Impact of income taxes on these items;
●	Income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and
●	Income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that, in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the items that are adjusted for are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Second Quarter 2025 Management’s Discussion and Analysis	36

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2025	2024	2025	2024
Net income	$247.1	$79.5	$456.9	$224.0
Impairment reversal	(4.1)	—	(4.1)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Foreign exchange (gain) loss and other (income) expenses	(4.1)	9.8	(9.8)	11.4
Tax effect of adjustments	(0.4)	(2.0)	1.0	(2.0)
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	49.1	—	49.1
Q1 2024 retroactive impact of GMT	—	9.9	—	—
Change in unrecognized deferred income tax assets	—	(1.4)	—	(1.4)
Adjusted Net Income	$238.5	$144.9	$444.0	$280.8
Basic weighted average shares outstanding	192.7	192.3	192.6	192.2

Basic earnings per share	$1.28	$0.41	$2.37	$1.17
Impairment reversal	(0.02)	—	(0.02)	—
Gain on disposal of royalty interests	—	—	—	—
Foreign exchange (gain) loss and other (income) expenses	(0.02)	0.05	(0.05)	0.05
Tax effect of adjustments	—	(0.01)	0.01	(0.01)
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	0.26	—	0.26
Q1 2024 retroactive impact of GMT	—	0.05	—	—
Change in unrecognized deferred income tax assets	—	(0.01)	—	(0.01)
Adjusted Net Income per share	$1.24	$0.75	$2.31	$1.46

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Franco-Nevada uses Adjusted Net Income Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted Net Income Margin:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Adjusted Net Income Margin)	2025	2024	2025	2024
Adjusted Net Income	$238.5	$144.9	$444.0	$280.8
Revenue	369.4	260.1	737.8	516.9
Adjusted Net Income Margin	64.6%	55.7%	60.2%	54.3%

Second Quarter 2025 Management’s Discussion and Analysis	37

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Second Quarter 2025 Management’s Discussion and Analysis	38

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